Issuer Free Writing Prospectus dated December 13, 2007 Filed Pursuant to Rule 433 Registration No. 333-146520 (Relating to Preliminary Prospectus dated November 21, 2007)
Solutia Rights Offerings Fully Subscribed
ST. LOUIS, Dec. 13, 2007 (PRIME NEWSWIRE) — Solutia Inc. (OTCBB:SOLUQ) today announced that both its creditor rights offering and its equity rights offering have been fully subscribed, based on non-binding indications of interest. These rights offerings provide certain creditors and equity holders with rights to purchase shares of Solutia’s new common stock that will be issued upon the company’s emergence from Chapter 11. Both rights offerings were provided for under Solutia’s plan of reorganization that was confirmed on November 29, 2007.
Creditor Rights Offering — Under the terms of the creditor rights offering, eligible creditors have been given the opportunity to purchase a pro rata share of up to an aggregate of approximately 31% of the new common stock for $13.33 per share. Eligible creditors submitted total indications of interest, including over-subscription requests, of approximately $563 million of rights, exceeding the $250 million of rights offered. The $250 million of proceeds from the rights offering will be used as follows: $175 million will be set aside in a Voluntary Employees’ Beneficiary Association (VEBA) Retiree Trust to fund the retiree welfare benefits for those pre-spin retirees who receive these benefits from Solutia; and $75 million will be used by Solutia to pay for other legacy liabilities being retained by the company.
Equity Rights Offering — Under the terms of the equity rights offering, eligible equity holders have been given the opportunity to purchase a pro rata share of up to an aggregate of 17% of the new common stock for $17.23 per share. Eligible equity holders submitted total indications of interest, including over-subscription requests, of approximately $223.5 million of rights, exceeding the $175 million of rights offered. The proceeds from the sale of this equity will fund a cash payment to Monsanto of up to $175 million. Assuming the full $175 million is raised through the equity rights offering, Monsanto will not hold an equity stake in Solutia as a result of Solutia’s plan of reorganization.
Dates Related to the Rights Offerings and Additional Offering Procedures — Solutia expects to send invoices to participants in the rights offerings on or about Friday, December 28, 2007. Payment in full will be due at a date approximately ten days in advance of the expected date of emergence. In addition, the company has decided that because the factor used in the equity rights offering to determine the shares available for purchase per eligible stockholder should have been carried out additional decimal places (from 0.09 to 0.0972), affected holders in the equity rights offering will be given an opportunity to subscribe for additional shares of new common stock. Those affected holders will be receiving a notice regarding this matter from Financial Balloting Group within the next few days.
Participants in the rights offerings are under no obligation to purchase the shares of new common stock for which they have subscribed and there is no assurance that they will do so.
Important Legal Information
A registration statement (including a prospectus) relating to these securities has been filed with the Securities and Exchange Commission. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Additionally, for more information regarding the rights offerings, including a prospectus, you may visit http://www.fbgdocuments.com/soi or contact Financial Balloting Group, LLC at 757 Third Avenue, 3rd Floor, New York, NY 10017 or by calling 1-800-809-3247.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Forward-Looking Statements
This press release may contain forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “estimates” or “anticipates,” or other comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management’s current expectations and assumptions about the industries in which Solutia operates. Forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that may cause actual results or achievements to be materially different from the future results or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Solutia’s most recent Annual Report on Form 10-K, under “Cautionary Statement About Forward Looking Statements,” Solutia’s quarterly reports on Form 10-Q, and other filings with the Securities and Exchange Commission. Solutia disclaims any intent or obligation to update or revise any forward-looking statements in response to new information, unforeseen events, changed circumstances or any other occurrence.
CONTACT: Solutia Inc.
Media:
Dan Jenkins
(314) 674-8552
Investors:
Susannah Livingston
(314) 674-8914

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